# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: NORDSON CORPORATION, CIK 0000072331
CUSIP: 655663102
Title of class of securities: COMMON SHARES, WITHOUT PAR VALUE
Address of issuer's principal executive offices: 28601 Clemens Road,, Westlake, Ohio (OH), 44145
Date of event which requires filing of this statement: 12/30/2024
Filed pursuant to Rule 13d-1(c)
Filed by CIK 0001452126

## Reporting persons
- Jennifer A. Savage: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 1,608,588; shared voting power 1,336,935; sole dispositive power 1,608,588; shared dispositive power 1,336,935; aggregate amount beneficially owned 2,945,523 (5.17% of the class)

## Item 1. Issuer
Name of issuer: NORDSON CORPORATION
Address of issuer's principal executive offices: 28601 Clemens Road, Westlake, OH, 44145

## Item 2. Person Filing
Name of person filing: Jennifer A. Savage
Address of principal business office or, if none, residence:
c/o Schneider Smeltz Spieth Bell LLP
1375 E. Ninth Street, Suite 900
Cleveland, Ohio 44114
Citizenship: United States of America

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 2,945,523. The number of Common Shares shown above as beneficially owned by Jennifer A. Savage includes the following Common Shares: (1) 1,507,888 Common Shares owned in trusts held for the benefit of Nord family descendants, of which Jennifer A. Savage is the sole trustee, (2) 100,700 Common Shares owned by a CLAT with a current charitable beneficiary and Nord family descendants as remainder beneficiaries, of which Jennifer A. Savage is the sole trustee, (3) 754,536 Common Shares owned by Eric T. Nord Trusts, of which Jennifer A. Savage is a co-trustee, and (4) 582,399 Common Shares owned by trusts held for the benefit of Nord family descendants, of which Jennifer A. Savage is a co-trustee. Percentages included herein are based upon 57,016,026 Common Shares issued and outstanding as of November 30, 2024, as reported in the Issuer's Annual Report on Form 10-K filed with the Securities and Exchange Commission on December 18, 2024.
Percent of class: 5.17
Sole power to vote or to direct the vote: 1,608,588
Shared power to vote or to direct the vote: 1,336,935
Sole power to dispose or to direct the disposition: 1,608,588
Shared power to dispose or to direct the disposition: 1,336,935

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: Jennifer A. Savage and Jane B. Nord serve as co-trustees of the Eric T. Nord Trusts with respect to 754,536 Common Shares covered by this Schedule and may be deemed to have shared voting power and shared investment power with respect to all of these shares. In addition, Jennifer A. Savage and Virginia N. Barbato serve as co-trustees of certain trusts held for the benefit of Nord family descendants with respect to 582,399 Common Shares covered by this Schedule and may be deemed to have shared voting power and shared investment power with respect to all of these shares.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Jennifer A. Savage: /s/ Jennifer A. Savage, Jennifer A. Savage/Trustee (01/02/2025)